510 Burrard St, 3rd Floor
Date: April 15, 2015	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Polymet Mining Corp.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	May 20, 2015
Record Date for Voting (if applicable) :	May 20, 2015
Beneficial Ownership Determination Date :	May 20, 2015
Meeting Date :	July 15, 2015
Hilton Toronto, The York Room,
Meeting Location (if available) :	145 Richmond Street West,
Toronto, Ontario
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes
Beneficial Holders Stratification Criteria:	Not Applicable
NAA for Registered Holders	Yes
Registered Holders Stratification Criteria:	Not Applicable

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	731916102	CA7319161021

Sincerely,

Computershare
Agent for Polymet Mining Corp.